FINANCIAL STATEMENTS

Consolidated audited financial statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

31

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Nouveau Monde Graphite Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Nouveau Monde Graphite Inc. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company believes that without additional funding, it does not have sufficient liquidity to pursue its planned expenditures over the next twelve months. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Montréal, Canada

March 23, 2022

We have served as the Company’s auditor since 2017.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1

T: +1 514 205 5000, F: +1 514 876 1502

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of financial position

(Amounts expressed in thousands of Canadian dollars)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	December 31, 2021	December 31, 2020
ASSETS
CURRENT
Cash		62,355	4,520
Grants receivable and other current assets	10	3,096	829
Restricted cash		—	158
Sales taxes receivable		2,002	736
Tax credits receivable		3,958	3,958
Prepaid expenses		2,768	215
Total current assets		74,179	10,416

NON-CURRENT
Tax credits receivable		5,509	3,802
Property, plant and equipment assets	6	42,103	4,207
Intangible assets	7	481	920
Right-of-use assets	8	2,254	1,067
Restricted cash and deposits		1,823	744
Total non-current assets		52,170	10,740
Total assets		126,349	21,156

LIABILITIES
CURRENT
Accounts payables and accrued liabilities	9	15,193	6,988
Deferred grants	10	—	1,511
Current portion of lease liabilities	11	329	295
Borrowings	12	208	1,793
Total current liabilities		15,730	10,587

NON-CURRENT
Asset retirement obligation	14	1,009	621
Borrowings	12	1,921	—
Lease liabilities	11	1,994	781
Convertible bond	13	—	14,505
Total non-current liabilities		4,924	15,907
Total liabilities		20,654	26,494

EQUITY (DEFICIENCY)
Share capital	15.1	206,483	60,537
Contributed surplus		16,102	10,761
Equity component of convertible bond	13	—	364
Deficit		(116,890)	(77,000)
Total equity (deficiency)		105,695	(5,338)
Total liabilities and equity (deficiency)		126,349	21,156
Going Concern	1
Commitments	26
Subsequent Events	27

APPROVED BY THE BOARD OF DIRECTORS

(s) Eric Desaulniers – “Director”

(s) Daniel Buron – “Director”

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of loss and comprehensive loss

(Amounts expressed in thousands of Canadian dollars, except per share amount)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the years ended
		December 31, 2021	December 31, 2020
	Notes	$	$
EXPENSES
Exploration and evaluation expenses	16	8,362	10,340
Battery Material Plant project expenses	17	5,976	2,911
General and administrative expenses	18	24,203	7,770
Other revenues		(57)	—
Net smelter royalty	12	—	(4,306)
Operating loss		38,484	16,715
Net financial costs	19	1,006	1,263
Loss before tax		39,490	17,978
Income tax	20	400	—
Net loss and comprehensive loss		39,890	17,978

Basic and diluted loss per share	15.2	(0.93)	(0.68)
Weighted average number of shares outstanding		42,971,152	26,287,106

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of changes in equity

(Amounts expressed in thousands of Canadian dollars, except per share amount)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Contributed
				surplus and	Equity component of		Total equity
			Share capital	warrants	convertible bond	Deficit	(deficiency)
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2021		27,299,332	60,537	10,761	364	(77,000)	(5,338)
Shares issued from placements	15.1	11,479,977	114,242	—	—	—	114,242
Warrants exercised	15.3	7,821,700	17,825	(198)	—	—	17,627
Options exercised	15.4	720,201	3,339	(1,137)	—	—	2,202
Shares issued for interest payment	13 - 15.1	297,106	2,697	—	—	—	2,697
Share-based compensation	15.4	—	—	6,676	—	—	6,676
Share issue costs		—	(7,170)	—	—	—	(7,170)
Conversion of convertible bond	13 - 15.1	7,500,000	15,013	—	(364)	—	14,649
Net loss and comprehensive loss		—	—	—	—	(39,890)	(39,890)
Balance as at December 31, 2021		55,118,316	206,483	16,102	—	(116,890)	105,695

				Contributed
				surplus and	Equity component of		Total equity
			Share capital	warrants	convertible bond	Deficit	(deficiency)
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2020		26,178,281	56,184	9,592	—	(59,022)	6,754
Warrants expired	15.3	872,292	3,574	(521)	—	—	3,053
Options exercised	15.4	145,000	572	(132)	—	—	440
Share-based compensation	15.4	103,759	208	1,822	—	—	2,030
Share issue costs		—	(1)	—	—	—	(1)
Convertible bond	13 - 15.1	—	—	—	364	—	364
Net loss and comprehensive loss		—	—	—	—	(17,978)	(17,978)
Balance as at December 31, 2020		27,299,332	60,537	10,761	364	(77,000)	(5,338)

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of cash flows

(Amounts expressed in thousands of Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended
		December 31, 2021	December 31, 2020
	Notes	$	$
OPERATING ACTIVITIES
Net loss		(39,890)	(17,978)
Depreciation and amortization	6-8	1,095	1,202
Unrealized foreign exchange gain		(1,022)	—
Loss on disposal of investment		—	22
Loss on asset disposal	18	5	2
Share-based compensation	15.4	6,676	2,030
Financial costs		2,053	1,114
Net smelter royalty	12	—	(4,306)
Accretion of the rehabilitation obligation	14	5	—
Net change in working capital	21	(3,247)	(135)
Cash flows used in operating activities		(34,325)	(18,049)

INVESTING ACTIVITIES
Additions to property, plant, and equipment assets	6	(36,984)	(1,269)
Restricted cash and deposits		(921)	(123)
Tax credits and grants received	6	3,327	731
Cash flows used in investing activities		(34,578)	(661)

FINANCING ACTIVITIES
Proceeds from placements	15.1	114,242	—
Proceeds from convertible bond, net of issue costs	13	—	14,786
Proceeds from borrowings, net of issue costs	12	1,189	3,781
Repayment of borrowings and lease liabilities	11, 12	(2,408)	(2,906)
Proceeds from the exercise of warrants	15.3	17,627	3,053
Proceeds from the exercise of stock options	15.4	2,202	440
Share issue costs		(7,121)	(1)
Cash flows from financing activities		125,731	19,153

Effect of exchange rate changes on cash		1,007	—

Net change in cash		57,835	443
Cash at the beginning of the year		4,520	4,077
Cash at the end of the year		62,355	4,520
Additional information	21

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.NATURE OF OPERATIONS AND GOING CONCERN

Nouveau Monde Graphite Inc. (the “Company”) was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration, evaluation and development of mineral properties located in Québec and is developing a natural graphite-based anode material that would qualify as battery-grade material to supply the lithium-ion industry.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange , NOU on the TSX Venture Exchange (“TSXV”), and NM9A on the Frankfurt Stock Exchange. The Company’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company's consolidated financial statements have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, the next twelve months.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures over the next twelve months. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern and accordingly, the appropriateness of the use of IFRS applicable to a going concern.

The Company's ability to continue future operations and fund its development and acquisition activities is dependent on management's ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

2.BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as published by the International Accounting Standards Board (“IASB”).

The accounting policies set out in note 3 were consistently applied to all years presented in these consolidated financial statements.

The numbers for the average basic and diluted shares outstanding for all the periods presented in the consolidated statements of loss and comprehensive loss have been adjusted to reflect the effect of the 1:10 share consolidation that took place on March 24, 2021.

The consolidated financial statements for the year ended December 31, 2021  were approved and authorized for publication by the Board of Directors on March 22, 2022.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

3.SIGNIFICANT ACCOUNTING POLICIES

3.1	BASIS OF CONSOLIDATION

The Company’s consolidated financial statements consolidate those of the parent company and its subsidiaries. The parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary, and could affect those returns through its power over the subsidiary.

All transactions and balances between group companies are eliminated upon consolidation, including unrealized gains and losses on transactions between group companies. Amounts reported in the financial statements of the subsidiary have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Company.

Profit and loss and other comprehensive income of subsidiaries acquired or sold during the period are recognized from the effective date of the acquisition, or up to the effective date of disposal, as applicable.

Subsidiaries

Information on the Company’s subsidiaries as at December 31, 2021, all of which are wholly-owned, is as follows:

NAME OF SUBSIDIARY	PRINCIPAL ACTIVITY	COUNTRY OF INCORPORATION	YEAR OF INCORPORATION
Quartier Nouveau Monde Inc.	Real estate company	Canada	2017
Nouveau Monde Europe LTD	Trading company	England and Wales	2020

3.2	FUNCTIONAL AND REPORTING CURRENCY

The Group’s consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company and its subsidiaries and the presentation currency.

Transactions in foreign currencies are initially recorded at their functional currency spot rates at the date the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. All differences are taken to the statement of loss and comprehensive loss.

Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction.

3.3	TAX CREDITS RECEIVABLE

The Company is entitled to a refundable tax credit on qualified exploration expenditures incurred, refundable credit on duties for losses under the Mining Tax Act (Quebec) and research and development tax credits. The tax credits are recognized as a reduction of the costs incurred based on estimates made by management. The Company records these tax credits when there is reasonable assurance that the credits will be received and that the Company will continue to comply with the conditions associated to them.

3.4	GRANTS RECEIVABLE

The Company periodically receives grants from different incentive programs. These grants are recognized initially when there is a reasonable assurance that they will be received and when the Company has intentions to comply with the conditions associated with the grant. The financial aid received for expenditures incurred is recognized against these expenditures on a systematic basis and in the same accounting period in which the expenditures are incurred.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

3.5	RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed during the year in which the expenses are incurred. Development costs are capitalized when they meet the criteria for capitalization in accordance with IAS 38 Intangible Assets. The costs incurred for activities associated with the development of the processes associated with the Battery Material Plant are considered as research and development costs.

3.6	PROPERTY AND EQUIPMENT

Property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. The assets are capitalized and amortized on a straight-line basis in the consolidated statement of loss and comprehensive loss. Generally, the depreciation rates are as follows:

Buildings	25 years
Equipment	5-15 years
Furnitures	3-7 years
Computers	3 years
Rolling Stock	5 years

The residual value, depreciation method and the useful life of each asset are reviewed at least at each financial year-end. Gains or losses arising on the disposal of property and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in the statement of loss and comprehensive loss.

3.7	INTANGIBLE ASSETS

The intangible assets include software and licenses with a definite useful life. The assets are capitalized and amortized on a straight-line basis in the consolidated statement of loss and comprehensive loss. The intangible assets are assessed for impairment whenever there is an indication that the intangible assets may be impaired.

Generally, the depreciation rates are as follows:

Software	2 years
Licences	2-10 years

3.8	MATAWINIE MINE PROJECT

Management has established that effective from the beginning of the second quarter of 2021, the Matawinie mine project is in the development phase. Accordingly, all expenditures related to the development of the mine are capitalized under Mine under construction within Property, plant and equipment (see note 6). Capitalized expenditures will be carried at cost until the Matawinie project is placed into commercial production, sold, abandoned, or determined by management to be impaired in value. The equipment, building and the mine site are not yet in use as at December 31, 2021, therefore, the depreciation will begin when the assets are ready for their intended use.

The costs related to the operation of the Matawinie Demonstration Plant will continue to be expensed as incurred under exploration and evaluation expenses, unless the expenditures meet the recognition criterias set in IAS 16 Property, plant and equipment or IAS 38 Intangible asset.

3.9	BATTERY MATERIAL PLANT PROJECT

Costs incurred in the construction and development of the Company’s Battery Material Plant project are capitalized under Battery Material Demonstration Plant within Property, plant and equipment (See note 6). Capitalized expenditures will be carried at cost until the Battery Material Plant project is placed into commercial production, sold, abandoned, or determined by management to be

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

impaired in value. The equipment and building are not yet in use as at December 31, 2021, therefore, the depreciation will begin when the assets are ready for their intended use.

The costs related to the operation of the Battery Material Demonstration Plant will continue to be expensed as incurred under Battery Material Plant project expenses, unless the expenditures meet the recognition criterias set in IAS 16 Property, plant and equipment or IAS 38 Intangible asset.

3.10	IMPAIRMENT OF NON-FINANCIAL ASSETS

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment, and some are tested at a cash-generating unit level.

Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment.

An impairment loss is recognized in profit or loss for the amount by which the assets or cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less cost to sell and its value in use.

An impairment charge is reversed if the assets or cash-generating unit’s recoverable amount exceeds its carrying amount.

3.11	INCOME TAXES

Income tax is recognized in the statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

̶Current taxes

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to income tax payable regarding previous years.

̶Deferred taxes

Deferred tax is provided using the liability method, providing for temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The temporary difference is not provided for if it arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date and whose implementation is expected over the period in which the deferred tax is realized or recovered. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be used.

Assets and liabilities are offset where the entity has a legally enforceable right to offset current tax assets and liabilities or deferred tax assets and liabilities, and the respective assets and liabilities relate to income taxes levied by the same taxation authority.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

3.12	EQUITY

̶Share capital

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying tax benefit from these issuance costs. In addition, if shares were issued as consideration for the acquisition of a mineral property or some other form of non-monetary assets, they are measured at their fair value according to the quoted price on the day of the conclusion of the agreement.

̶Contributed surplus and warrants

Contributed surplus includes charges related to share options not exercised and amounts attributable to expired warrants.

3.13	BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to common equity holders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting loss attributable to common equity holders of the Company, and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares which include convertible debt, options, broker’s options, and warrants. Dilutive potential common shares arising from option type instruments shall be deemed to have been exercised at the beginning of the period or, if later, at the date of issue of the potential common shares and the proceeds from their exercise used to repurchase common shares at the average market price. The if-converted method is used for convertible bond.

3.14	PROVISION AND CONTINGENT LIABILITIES

Provisions are recognized when present legal or constructive obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

The Company’s operations are governed by government environment protection legislation. Environmental consequences are difficult to identify in terms of amounts, timetable and impact. As of the reporting date, management believes that the Company’s operations are in compliance with current laws and regulations. An asset retirement provision is recognized when there is constructive commitment that has resulted from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be measured with sufficient reliability.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

3.15	PROVISION FOR ASSET RETIREMENT OBLIGATION

Provision for environmental rehabilitation, restructuring costs and legal claims, where applicable, is recognized when:

i)	The Company has a present legal or constructive obligation as a result of past events;
ii)	It is probable that an outflow of resources will be required to settle the obligation;
iii)	The amount can be reliably estimated.

The provision is measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and is discounted to present value where the effect is material. The increase in the provision due to passage of

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

time is recognized as finance costs. Changes in assumptions or estimates are reflected in the period in which they occur. Provision for environmental rehabilitation represents the legal and constructive obligations associated with the eventual closure of the Company’s property, plant and equipment. These obligations consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted.

3.16	SHARE-BASED PAYMENTS

The Company operates an equity-settled share-based payment plan for its eligible directors, officers, employees and consultants. The Company’s plan does not feature any option for a cash settlement.

All goods and services received in exchange for the grant of any share-based payments are measured at their fair values unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, the Company shall measure their value indirectly by reference to the fair value of the equity instruments granted. For the transactions with employees and others providing similar services, the Company measured the fair value of the services rendered by reference to the fair value of the equity instruments granted.

All equity-settled share-based payments (except broker’s options) are ultimately recognized as an expense in profit or loss with a corresponding credit to Contributed surplus, in equity. Equity-settled share-based payments to brokers, in respect of an equity financing, are recognized as issuance costs of the equity instruments with a corresponding credit to Contributed surplus, in equity.

The expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in a prior period if some vested share options are not ultimately exercised.

3.17	FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument and are measured initially at fair value adjusted for transaction costs, except for those carried at fair value through profit or loss (“FVTPL”), which are measured initially at fair value. The subsequent measurement of financial assets and financial liabilities is described below (and Note 24).

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Financial assets and financial liabilities are offset, and the net amount is reported in the statement of financial position when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

̶	Financial assets

Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at FVTPL, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets in the following measurement categories:

̶	measured subsequently at amortized cost; or
̶	measured subsequently at fair value (either through other comprehensive loss, or through net loss).

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

i)Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

̶	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
̶	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
ii)Financial assets measured at fair value

A financial asset shall be measured at fair value through net loss unless it is measured at amortized cost or at fair value through other comprehensive loss.

A financial asset shall be measured at fair value through other comprehensive loss if both of the following conditions are met:

̶	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
̶	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For investments in debt instruments, this will thus depend on the business model in which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive loss, in which case, gains and losses will never be reclassified to net loss, and no impairment may be recognized in net loss. Dividends earned from such investments are recognized in net loss, unless the dividend clearly represents a repayment of part of the cost of the investment.

̶	Financial liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

Financial instruments – Fair value

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models. The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

̶	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
̶	Level 2: Valuation techniques use significant observable inputs, directly or indirectly, or valuations are based on quoted prices for similar instruments; and
̶	Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

̶	Compound instruments

The convertible bond issued by the Company was a compound financial instrument which the principal amount, together with all accrued and unpaid or uncapitalized interest could be converted into a fixed number of common shares of the Company at the option of the holder.

The liability component of the compound instrument was established by discounting the contractual cash flow, the remaining balance, net of the issuance cost, was allocated to the equity component of the financial instrument.

̶	Impairment of financial assets

The Company assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. This assumption is used principally for cash and related balances.

The Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. An external rating of investment grade is considered to indicate that a financial instrument that may be considered as having low credit risk.

The Company applies the simplified approach permitted by IFRS 9 for trade receivables and contract assets, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.

The Company’s financial instruments consist of the following:

FINANCIAL ASSETS	CLASSIFICATION
Cash	Amortized cost
Amounts receivable	Amortized cost
Grant and other receivables	Amortized cost
Investment	Fair value through profit or loss
FINANCIAL LIABILITIES	CLASSIFICATION
Accounts payable and accrued liabilities	Amortized cost
Borrowings	Amortized cost
Convertible bond (liability component)	Amortized cost

3.18	LEASES

Leases are recognized as a right-of-use asset and a corresponding liability in lease liabilities at the date at which the leased asset is available for use by the Company.

The lease liability is initially measured at the present value of the future lease payment, including variable lease payment that depends on an index or a rate. The lease liability is discounted using the interest rate implicit in the contract if this rate can be easily determined, otherwise, the lessee must use his marginal borrowing rate.

The monthly lease payments are segregated between the principal repayment and the finance cost. The present value of the lease liability is increased to reflect the accretion of interest and decreased by the principal repayment. The accretion of interest is charged to the profit and loss over the lease period.

If a change to the lease were to happen, the lease liability would be remeasured to reflect those changes (e.g., changes in the lease term or changes in the lease payment).

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

The right-of-use assets are initially measured at cost, which includes the amount of the initial measurement of the lease liability and any lease payments made at or before the commencement date. The right-of-use assets are amortized on a straight-line basis over the duration of the lease.

Rental payments under short-term leases or leases with low-value underlying assets are recorded in operating expenses on a straight-line basis over the duration of the lease.

3.19	SEGMENT DISCLOSURE

The Company currently operates in two segments: the Matawinie Mine Project and the Battery Material Plant project. The business segments presented reflect the management structure of the Company and the way in which the Company’s chief operating decision maker reviews business performance. The Matawinie Mine Project and Batterie Material Plant project were identified as separate segments due to their specific nature. Indeed, the nature of the products and services, the production processes, regulatory environment and the targeted customer are very different for each operating segment.

The measure of profit or loss for each segment corresponds to the amounts reported for Exploration and evaluation expenses and Battery Material Plant project expenses, respectively, in the consolidated statement of loss and comprehensive loss. All the Company’s activities are conducted in Quebec, Canada.

4.ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date later than December 31, 2021. Many of these updates are not expected to have any significant impact on the Company and are therefore not discussed herein

Amendments to IAS 16 Property, plant and equipment

The IASB has made amendments to IAS 16 Property, plant and equipment, which will be effective for financial years beginning on or after January 1, 2022. Proceeds from selling items before the related item of Property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. The Company will therefore need to distinguish between the costs associated with producing and selling items before the item of Property, plant and equipment (pre-production revenue) is available for use and the costs associated with making the item of Property, plant and equipment available for its intended use. For the sale of items that are not part of a company’s ordinary activities, the amendments will require the Company to disclose separately the sales proceeds and related production cost recognized in profit or loss and specify the line items in which such proceeds and costs are included in the statement of loss and comprehensive income. These amendments will have an impact on the Company’s consolidated financial statements. While these amendments will not have retrospective effects upon adoption, any future sales of products and related costs of sales occuring before commercial production is achieved will be recorded in the statement of loss and comprehensive loss.

5.ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its consolidated financial statements, management makes several judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, revenues, and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, revenues, and expenses is presented below. Actual results may differ significantly.

Technical Feasibility and Commercial Viability

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors. By its nature, this assessment requires significant judgment.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Following the events of the quarter ended March 31, 2021, including the receipt of the Governmental authorisation (“Decree”) for the Matawinie Project, management determined that the technical feasibility and commercial viability for the Matawinie Project was established as at March 31, 2021 and as a result, the project entered the development phase during the second quarter of 2021.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

COVID-19 impact

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies, and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to uncertainty. As at December 31, 2020, and 2021 the demonstration plant in Saint-Michel-des-Saints was producing graphite flakes similarly to pre-COVID-19 levels, activities related to the detail engineering of the mine and concentrator continues to advance, and the construction of the Battery Material Demonstration Plant in Bécancour continues to make significant progress.

Provision for asset retirement obligation

The Company’s exploration activities are subject to several environmental protection laws and regulations. The Company accounts for management’s best estimate of asset retirement obligations in the period in which the obligations arise. Costs actually incurred in future periods could be significantly different from these estimates. In addition, future changes in laws and regulations, timing of estimated cash flows and discount rates may impact the carrying amount of this provision.

Share-based payments

The Company uses the Black-Scholes option pricing model in determining share-based payments, which requires a number of assumptions to be made, including the risk-free interest rate, expected life, forfeiture rate and expected share price volatility.

Tax credits

Tax credits for the current and prior periods are measured at the amount that the Company expects to recover, based on its best estimate and judgment at the reporting date. However, uncertainties as to the interpretation of the tax regulations, regarding refundable mining rights credits for loss and refundable tax credits on eligible exploration expenses, as well as regarding amount and timing of recovery of these tax credits.

To determine whether the expenses it incurs are eligible for exploration tax credits, the Company must use judgment and resort to complex techniques. As a result, there may be a significant difference between the amount recognized in respect of tax credits and the actual amount of tax credits received because of the tax administrations’ review of matters that were subject to interpretation. In the event of such a difference, an adjustment will be made to the tax credits for mineral prospecting expenses in future periods.

It can take a long time for the tax administration to report its decisions on tax issues, thereby extending the tax credit recovery period. Mineral exploration tax credits that the Company expects to recover in more than one year are classified as non-current assets. The amounts recognized in the consolidated financial statements are based on the best estimates of the Company and in its best possible judgment, as noted above. However, given the uncertainty inherent in obtaining the approval of the tax authority concerned, the amount of tax credits that will be recovered and the timing of such recovery may differ materially from accounting estimates and would affect the financial position and cash flow of the Company.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

6.PROPERTY, PLANT AND EQUIPMENT

								Battery Material
							Mine under	Demonstration Plant
	Land	Buildings	Equipment	Computers	Furniture	Rolling stock	construction	under construction	Total
	$	$	$	$	$	$	$	$	$
COST
Balance as at January 1, 2021	507	2,642	—	56	70	24	—	1,206	4,505
Acquisition	1,905	149	163	132	—	29	18,032	17,680	38,090
Write-Off/Disposals	—	—	—	(47)	(45)	—	—	—	(92)
Balance as at December 31, 2021	2,412	2,791	163	141	25	53	18,032	18,886	42,503
ACCUMULATED DEPRECIATION
Balance as at January 1, 2021	—	219	—	39	32	8	—	—	298
Depreciation	—	111	19	30	22	7	—	—	189
Write-Off/Disposals	—	—	—	(44)	(43)	—	—	—	(87)
Balance as at December 31, 2021	—	330	19	25	11	15	—	—	400
Net book value as at December 31, 2021	2,412	2,461	144	116	14	38	18,032	18,886	42,103

								Battery Material
							Mine under	Demonstration Plant
	Land	Buildings	Equipment	Computers	Furniture	Rolling stock	construction	under construction	Total
	$	$	$	$	$	$	$	$	$
COST
Balance as at January 1, 2020	467	2,430	63	47	70	9	—	—	3,086
Acquisition	40	212	—	9	—	15	—	1,206	1,482
Write-Off/Disposals	—	—	(63)	—	—	—	—	—	(63)
Balance as at December 31, 2020	507	2,642	—	56	70	24	—	1,206	4,505
ACCUMULATED DEPRECIATION
Balance as at January 1, 2020	—	118	59	14	19	4	—	—	214
Depreciation	—	101	2	25	13	4	—	—	145
Write-Off/Disposals	—	—	(61)	—	—	—	—	—	(61)
Balance as at December 31, 2020	—	219	—	39	32	8	—	—	298
Net book value as at December 31, 2020	507	2,423	—	17	38	16	—	1,206	4,207

The Battery Material Demonstration Plant under construction is presented net of grants of $5,483 for the year ended December 31, 2021 (December 31, 2020: $731).

During the year ended December 31, 2021, the Company bought back a 1.8% NSR on the Matawinie property for $1.8M that is included in Mine under construction.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

7.INTANGIBLE ASSETS

In 2019, the Company and Hydro-Quebec (“HQ”) signed a licence agreement by which the Company is allowed to use HQ’s patented technologies for the micronization, spheronization, purification and natural graphite coating to serve the lithium-ion battery market. The Company paid US $2 million ($2,562) for the use of the patents which have different expiry dates between October 24, 2021, to June 7, 2028. The licence was capitalized as an intangible asset and will be amortized over the life of the underlying patents.

	Software	Licenses	Total
	$	$	$
COST
Balance as at January 1, 2021	16	2,562	2,578
Write-off of assets	(16)	(958)	(974)
Balance as at December 31, 2021	—	1,604	1,604
ACCUMULATED DEPRECIATION
Balance as at January 1, 2021	16	1,643	1,659
Amortization	—	438	438
Write-off of assets	(16)	(958)	(974)
Balance as at December 31, 2021	—	1,123	1,123
Net book value as at December 31, 2021	—	481	481

	Software	Licenses	Total
	$	$	$
COST
Balance as at January 1, 2020	16	2,562	2,578
Balance as at December 31, 2020	16	2,562	2,578
ACCUMULATED DEPRECIATION
Balance as at January 1, 2020	7	1,045	1,052
Amortization	9	597	606
Balance as at December 31, 2020	16	1,642	1,658
Net book value as at December 31, 2020	—	920	920

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

8.RIGHT-OF-USE ASSETS

The Company has lease contracts for various items of mining equipment, motor vehicles and buildings used in its operations. Leases of mining equipment and rolling stock generally have lease terms between two and three years, while buildings generally have lease terms between two and five years.

Set below are the carrying amount of Right-of-use assets and the movement during the years.

	Buildings	Equipment	Rolling stocks	Total
	$	$	$	$
COST
As at January 1, 2021	1,297	339	273	1,909
New leases	1,612	—	—	1,612
End of leases	(252)	(339)	(109)	(700)
Remeasurement of lease	58	—	—	58
As at December 31, 2021	2,715	—	164	2,879
ACCUMULATED DEPRECIATION
As at January 1, 2021	386	321	135	842
Depreciation	419	3	46	468
End of leases	(252)	(324)	(109)	(685)
As at December 31, 2021	553	—	72	625
Net book value as at December 31, 2021	2,162	—	92	2,254

	Buildings	Equipment	Rolling stocks	Total
	$	$	$	$
COST
As at January 1, 2020	457	339	158	954
New leases	840	—	—	840
Remeasurement of lease	—	—	115	115
As at December 31, 2020	1,297	339	273	1,909
ACCUMULATED DEPRECIATION
As at January 1, 2020	157	167	67	391
Depreciation	229	154	68	451
As at December 31, 2020	386	321	135	842
Net book value as at December 31, 2020	911	18	138	1,067

Included in the depreciation of Right-of-use assets for the period is $213 ($321 in 2020) that have been included under the Evaluation and exploration expenses and $166 ($27 in 2020) under the Battery Material Plant project expenses line in the consolidated statements of loss and comprehensive loss.

9.ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

	December 31, 2021	December 31, 2020
	$	$
Trade payables and accrued liabilities	13,284	4,285
Wages and benefits liabilities	1,772	1,767
Other payables	137	139
Interest payable on convertible bond	—	797
Accounts payables and accrued liabilities	15,193	6,988

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

10.GRANTS RECEIVABLE AND OTHER CURRENT ASSETS

Grants

In August 2019, the Company completed the closing of a federally funded grant with Sustainable Development Technology Canada (“SDTC”) for a total of $4.25 million. The SDTC decided in March 2021 to increase the grant by an additional $223. This grant will help the Company build the Purification Demonstration Plant in Bécancour, Quebec. In February 2020, the Company received the first milestone payment of $2 million. SDTC also increased its initial commitment of $4.25 million to the Company by 5%, representing an additional $213 in grant, because of the COVID-19 impact on Canadian companies. The additional $213 amount was received at the end of March 2020.During the year 2021, the Company received a payment of $1,191. As at December 31, 2021, $1,111 of grant receivable was recorded for eligible expenditures.

In addition to the SDTC program, the Company finalized another grant agreement in April 2020 with Transition énergétique Québec (“TEQ”), a Quebec government funded program, in relation to the same project of building the Purification Demonstration Plant in Bécancour. The additional grant of $3 million was secured via TEQ’s Technoclimat program. As at December 31, 2021 $1,463 of grant receivable was recorded for eligible expenditures.

As at December 31, 2020, the Company had $1.5 million recorded as deferred grants for both of the above-mentioned programs. The full amount was applied against related eligible expenditures during 2021.

The remaining $380 grants receivable as at December 31, 2021 is composed of various smaller grants as there is reasonable assurance that they will be received and when the Company has reasonable assurance that it will continue to comply with the conditions associated with the grants.

11.LEASE LIABILITIES

	December 31, 2021	December 31, 2020
	$	$
Opening balance	1,076	609
New liabilities and modifications of leases	1,670	955
Lease write off	(15)	—
Principal repayment	(408)	(488)
Ending balance	2,323	1,076
Current portion	329	295
Non-current portion	1,994	781

The Company also has certain leases of assets with lease terms of 12 months or less. The Company applies the short-term lease assets recognition exemptions for these leases. The expenses related to short term leases were $339 for the year ended December 31, 2021 (December 31, 2020: $572).

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

12.BORROWINGS

	December 31, 2021	December 31, 2020
	$	$
Opening balance	1,793	4,502
New borrowings	2,281	3,803
Repayments	(2,000)	(2,419)
Issue costs	—	(21)
Accretion of issue costs	9	25
Interest capitalized	46	209
Debts settled in exchange of Royalty	—	(4,306)
Ending balance	2,129	1,793
Current portion	208	1,793
Non-current portion	1,921	—

On March 16, 2020, the Company concluded a new financing agreement with Pallinghurst, a related party, for a total of $2,000. This agreement required the reimbursement of the capital plus all accrued interests at the latest on December 31, 2020. The agreement bore interest at 9% annually.

On April 29, 2020, the Company closed a financing agreement with Investissement Québec for an aggregate amount received of $1,803 through two loan offers. The conditions also included a 1% issue cost fee calculated on the total aggregate amount. The interest on the loan offer totalling $611 was the current prime rate of 2.45% plus 0.07%, while the interest rate on the loan offer totalling $1,192 was the current prime rate of 2.45%. The capital had to be repaid by no later than June 30, 2021. To secure its obligations set out in the loan offers, the Company had granted two first-ranking mortgages for a total of the loan amount received covering the universality of its present and future receivables, including the universality of its tax credits. On June 30, 2021, the Company fully reimbursed its loan of $1,802 with Investissement Québec, a related party.

On August 28, 2020, the Company closed a financing transaction with Pallinghurst where the Company issued a 3.0% royalty over the Matawinie graphite property to Pallinghurst for an aggregate purchase price of $4,306. The purchase price for the royalty was satisfied by setting-off all principal and accrued interest owed by the Company to Pallinghurst under the promissory note dated June 27, 2019 in the principal amount of $2 million, the promissory note dated March 16, 2020 in the principal amount of $2 million, and the accrued interests totaling $306. As the carrying amount of the underlying properties was nil, an amount corresponding to the purchase price has been reported as net smelter royalty in the consolidated statement of loss and comprehensive loss.

On January 29, 2021, the Company financed the purchase of a land located in Bécancour, Québec, through a financing agreement with the vendor, for a total of $1,137. The financed portion bears interest at 8% per annum and shall be repaid by December 2025. The Company may pay the balance of principal, in whole or in part, at any time without penalty.

During March 2021, the Company received $1,350 as part of a repayable contribution agreement with the Canada Economic Development for Quebec Regions. This contribution agreement bears no interest and will be repayable in 60 equal monthly installments starting September 2023. The loan was measured at the present value of all future payments discounted using a 5.50% interest rate, thus resulting in a loan valued at $1,025. The difference between the carrying value of the contribution and the discounted loan value was recognized as a grant of $325. Also, during December 2021, the Company received the remaining $150, which was measured at the present value using the same interest rate, thus resulting in a loan valued at $119. The difference between the carrying value of the contribution and the discounted loan value was recognized as a grant of $31.

During the year ended December 31, 2021, the Company paid out a total of $101 ($123 for the year ended December 31, 2020) of interest to its lenders.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

13.CONVERTIBLE BOND

	December 31, 2021	December 31, 2020
	$	$
Opening balance	14,505	—
Proceeds	—	15,000
Equity component of convertible bond	—	(364)
Issue costs	—	(214)
Conversion	(14,649)	—
Accretion expense	144	83
Ending balance	—	14,505
Current portion	—	—
Non-current portion	—	14,505

In October 2021, the Company issued 7,500,000 common shares following the conversion of all outstanding convertible bond held by Pallinghurst group, a related party.

14.ASSET RETIREMENT OBLIGATION

	December 31, 2021	December 31, 2020
	$	$
Opening balance	621	621
New obligations	383	—
Accretion expense	5	—
Ending balance	1,009	621

The asset retirement obligation that arose during year ended December 31, 2021, represents the present value of the estimated amount of undiscounted cash flows required to satisfy the asset retirement obligation in respect of the Matawinie Mine. The estimation was made using a percentage of completion of the total budgeted cost of rehabilitation. The Company has determined the fair value of its rehabilitation obligation by using a discount rate of 3.62%, assuming reclamation work would be completed in 28 years. The liabilities accrete to their future value until the obligations are due. The estimated rehabilitation obligation will increase as the construction of the Matawinie Mine progresses.

15.EQUITY

15.1 SHARE CAPITAL

Authorized share capital

Unlimited number of common shares voting and participating, with no par value.

	For the year ended December 31, 2021	For the year ended December 31, 2020
Shares issued at the start of the period	27,299,332	26,178,281
Shares issued from placements	11,479,977	—
Exercise of warrants	7,821,700	872,291
Exercise of options	720,201	145,000
Shares issued for conversion debt (convertible bond)	7,500,000	—
Shares issued for interest payment	297,106	—
Share based compensation	—	103,760
Shares issued at the end of period	55,118,316	27,299,332

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

On September 1, 2020, the Company issued an aggregate of 103,759 common shares at a price of $2 per common share, for an aggregate amount of $208 to 31 of its employees in settlement of an unpaid portion of wages resulting from a temporary measure in response to the COVID-19 pandemic.

On January 20, 2021, the Company concluded an underwritten public offering agreement for 1,034,500 common shares, at a price of $14.50 per share for gross proceeds of $15M. The buyers exercised their option to purchase an additional 155,175 common shares. The total gross proceeds obtained from this public offering agreement sum up to $17.25M.

On February 12, 2021, the Company closed a private placement equity financing totaling $5.8M and the Company issued a total of 396,552 common shares at a price of $14.50 per share. Of this amount, Investissement Québec, acting as mandatory for the government of Québec, subscribed for 317,241 common shares, and Pallinghurst, subscribed for the remainder of the common shares.

On June 23, 2021, the Company concluded an underwritten public offering agreement for 7,000,000 common shares, at a price of $9.22 (US$7.50) per share for gross proceeds of $64.5M (US$52.5M). The buyers exercised their option to purchase an additional 915,000 common shares. The total gross proceeds obtained from this public offering agreement sum up to $72.9M (US$59.4M). Of this amount, Pallinghurst purchased 66,666 common shares.

On July 23, 2021, the Company closed a private placement equity financing with Investissement Québec, acting as mandatory for the government of Québec, and issued a total of 1,978,750 common shares at a price of $9.25 per share for total proceeds of $18.3M. This financing was complemented in the context of the underwritten public offering agreement closed on June 23, 2021.

15.2 LOSS PER SHARE

Basic loss per share is calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year.

Since the Company reports a loss, the diluted net loss per common share is equal to the basic net loss share as there are no instruments that have a dilutive effect on earnings.

15.3 WARRANTS

		December 31, 2021		December 31, 2020
		Weighted average		Weighted average
		exercise price		exercise price
	Number	$	Number	$
Opening balance	7,853,439	2.26	2,676,614	3.80
Issued	—	—	7,500,000	2.20
Exercised	(7,821,700)	2.25	(872,291)	3.50
Expired	(31,739)	3.50	(1,450,884)	4.00
Ending balance	—	—	7,853,439	2.26

15.4 SHARE-BASED PAYMENTS

The Board of Directors determines the price per common share and the number of common shares which may be allocated to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSXV. The plan has a policy that caps the maximum of total options that can be granted to 10% of the total outstanding shares of the Company.

All share-based payments will be settled in equity. The Company has no legal or contractual obligation to repurchase or settle the options in cash.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

The Company’s share options are as follows for the year ended December 31, 2021 and 2020:

		December 31, 2021		December 31, 2020
		Weighted average		Weighted average
		exercise price		exercise price
	Number	$	Number	$
Opening balance	2,400,000	3.20	1,582,500	2.80
Granted	735,000	15.95	1,192,500	3.64
Exercised	(720,201)	3.06	(145,000)	3.05
Expired	(51,300)	7.00	(230,000)	2.66
Forfeited	(1,250)	16.84	—	—
Cancelled	(10,000)	16.84	—	—
Ending balance	2,352,249	7.07	2,400,000	3.20
Options that can be exercised	2,058,500	7.30	2,000,000	3.37

The weighted average share price at the time of exercise for 2021 is $13.45 ($6.24 in 2020).

For the year ended December 31, 2021, the Company granted 245,000 options to officers, 375,000 to directors, 105,000 to employees, and 10,000 to consultants. The vesting period on option granted varies from vesting immediately to in four semi-annual tranche. Each option entitles the holder to subscribe to one common share of the Company, at an average price of $15.95 per common share, for a period of 5 years.

For the year ended December 31, 2020, the Company granted 505,000 options to officers, 207,500 to directors, 285,000 to employees, and 195,000 to consultants. Options granted have different vesting periods. Each option entitles the holder to subscribe to one common share of the Company, at an average price of $3.64 per common share, for an average period of 4.8 years.

The weighted average fair value of the share options granted were estimated using the Black-Scholes option pricing model based on the following average assumptions:

	2021	2020
Share price at date of grant	$15.95	$3.64
Expected life	5 years	4.75 years
Risk-free interest rate	0.82%	0.39%
Expected volatility	67.86%	54.68%
Expected dividend	Nil	Nil

The expected annualized volatility was based on historical data for the Company. The fair value of the share options is amortized over the vesting period, considering expected forfeitures. Share options issued are exercisable at the closing market price of the common shares of the day prior to their grant.

			December 31, 2021
			Weighted average
			exercise price
Expiration date	Total number	Total exercisable	$
Year 2022	115,000	115,000	3.23
Year 2023	375,000	325,000	3.42
Year 2024	312,500	312,500	2.33
Year 2025	826,000	676,000	3.30
Year 2026	723,750	630,000	15.93
Ending balance	2,352,250	2,058,500	7.07

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

16.EXPLORATION AND EVALUATION EXPENSES

	December 31, 2021	December 31, 2020
	$	$
Wages and benefits	3,637	2,294
Share-based compensation	452	594
Engineering	1,856	3,964
Professional fees	190	506
Materials, consumables, and supplies	1,330	1,447
Subcontracting	1,454	1,706
Geology and drilling	143	389
Utilities	349	388
Amortization	217	320
Other	213	265
Grants	(36)	(164)
Tax credits	(1,443)	(1,369)
Exploration and evaluation expenses	8,362	10,340

The exploration and evaluation expenses relate to the Matawinie Mine in Quebec. The wages and benefits are net of the grant received as part of the Canada Emergency Wage Subsidy program of $473 in 2021 ($892 in 2020).

17.BATTERY MATERIAL PLANT PROJECT EXPENSES

	December 31, 2021	December 31, 2020
	$	$
Wages and benefits	754	768
Share-based compensation	—	112
Engineering	4,136	2,399
Professional fees	898	866
Materials, consumables, and supplies	686	130
Subcontracting	268	475
Amortization	177	27
Other	39	43
Grants	(718)	(1,678)
Tax credits	(264)	(231)
Battery Material Plant project expenses	5,976	2,911

The battery material plant project expenses relate to the costs incurred in anticipation of the development of advanced materials plant in Bécancour, Québec.

The wages and benefits are net of the grant received as part of the Canada Emergency Wage Subsidy program of $81 in 2021 ($189 in 2020).

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

18.GENERAL AND ADMINISTRATIVE EXPENSES

	December 31, 2021	December 31, 2020
	$	$
Wages and benefits	4,883	2,920
Share-based compensation	6,224	1,323
Professional fees	2,635	1,168
Consulting fees	1,476	220
Travelling, representation and convention	627	397
Office and administration	6,747	727
Stock exchange, authorities, and communication	872	111
Depreciation and amortization	699	854
Loss on asset disposal	5	2
Other financial fees	35	48
General and administrative expenses	24,203	7,770

Included in the office and administration expenses are $1.2M in connection with the settlement of a litigation in September 2021.

19.NET FINANCIAL COSTS

	December 31, 2021	December 31, 2020
	$	$
Foreign exchange loss (gain)	(985)	15
Interest income	(327)	(40)
Interest expense on lease liabilities	113	28
Accretion and interest on borrowings and bond	2,196	1,213
Accretion of issue costs	9	25
Loss of fair value on investment	—	22
Net financial costs	1,006	1,263

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

20.INCOME TAXES

The income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial statutory income tax rate of 26.5% (26.5% in 2020) to loss before income taxes as a result of the following:

	December 31, 2021	December 31, 2020
	$	$
Loss before income taxes	(39,490)	(17,978)
Tax recovery computed at applicable statutory tax rate	26.50%	26.50%
Tax expense at combined statutory rate	(10,465)	(4,617)
Increase (decrease) in income taxes resulting from:
Temporary difference not recorded	8,937	4,268
Share-based payments	1,769	538
Non-deductible expenses	406	—
Non-taxable mining duties	(219)	(217)
Other	(28)	28
Income tax	400	—
Composition of deferred income taxes in the income statement:
Taxes payable	400	—
Income tax	400	—

As at December 31, 2021 and 2020, temporary differences and unused tax losses for which the Company has not recognized deferred tax assets are as follows:

	December 31, 2021	December 31, 2020
	$	$
FEDERAL
Exploration and evaluation expenses	37,787	24,034
Property and equipment	2,253	3,898
Equity investment	646	646
Asset retirement obligation	1,009	621
Share issue expenses	5,990	629
Research and development expenses	16,700	12,946
Non-capital losses	46,371	16
Other	74	30,747
	110,830	73,537
PROVINCIAL
Exploration and evaluation expenses	35,058	22,296
Property and equipment	2,253	3,881
Equity investment	646	646
Asset retirement obligation	1,009	621
Share issue expenses	293	629
Research and development expenses	19,447	14,427
Non-capital losses	45,943	16
Other	74	30,791
	104,723	73,307

The ability to realize the tax benefits is dependent upon several factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2021, the Company’s accumulated non-capital losses for tax purposes which can be used to reduce taxable income in future years as follows:

Year incurred	Expiration date	Federal	Provincial
2021	2040	18,535	18,515
2020	2040	10,836	10,546
2019	2039	5,381	5,457
2018	2038	4,137	4,044
2017	2037	2,526	2,578
2016	2036	1,447	1,361
2015	2035	873	844
2014	2034	662	644
2013	2033	747	738
2012	2032	765	757
2011	2031	61	59

The Company has investment tax credit carryovers of $2,693 ($1,915 in 2020) that expire between 2036 and 2040, which are available to reduce income taxes payables in future years.

21.ADDITIONAL CASH FLOW INFORMATION

		December 31, 2021	December 31, 2020
		$
Grants receivable and other current assets	10	(111)	(596)
Deferred grants	10	(1,511)	1,511
Mining tax credits		(1,707)	(1,406)
Sales taxes receivable		(1,266)	(68)
Prepaid expenses		(2,553)	85
Accounts payable and accrued liabilities	9	3,901	339
Total net change in working capital		(3,247)	(135)

Items not affecting cash
Property and equipment included in accounts payable and accrued liabilities.		5,068	944
Share issue costs included in accounts payables and accrued liabilities		49	—
Shares issued for interest payment		2,697	—

22.RELATED PARTY TRANSACTIONS

	December 31, 2021	December 31, 2020
	$	$
Key management personnel of the Company
Employee benefit expenses	1,158	1,238
Share-based payments	3,435	398

Directors of the Company
Board fees	643	91
Share-based payments	2,333	305

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

In addition to transactions with Pallinghurst disclosed elsewhere in the financial statements and in accordance with IAS 24 Related Party Disclosures, key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

As at December 31, 2021, Pallinghurst owns 20,94% of the Company’s issued and outstanding common shares and has significant influence over the Company (2020 – 19.18%).

In 2021, the Company issued 297,106 shares in repayment of accrued interests of $2,697 on the convertible bond due to Pallinghurst.

Pallinghurst purchased 237,932 common shares as part of the financing closed on January 20,2021, 79,311 common shares as part of the financing closed on February 12,2021 and 66,666 common shares as part of the financing closed on June 23, 2021 (see note 15.1).

In October 2021, the Company issued 7,500,000 common shares following the conversion of all outstanding convertible bond held by Pallinghurst group, a related party. In addition, and pursuant to the terms of the convertible bond, the Company has elected to settle the accrued and unpaid interest of $1,900 by issuing an additional 220,471 common shares at $8.62 per share.

Investissement Québec, acting as mandatory for the Government of Quebec, purchased 317,241 common shares as part of the financing closed on February 12, 2021 and purchased all of the 1,978,750 common shares issued as part of the financing closed on July 23, 2021.

Severance

The Company has commitments under certain management contracts with key executives. Minimum commitments under these contracts are approximately $1,554. These contracts require additional minimum payments of approximately $3,139 to be made upon the occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements.

23.INFORMATION DISCLOSURE ABOUT CAPITAL MANAGEMENT

The Company monitors capital based on the carrying amount of equity, borrowings, leases and convertible bond which totals $110,147 as at December 31, 2021 ($12,036 as at December 31, 2020).

The objective of the Company’s capital management is to preserve its ability to continue its operations and its program of acquisition, exploration, evaluation and development of mineral properties and the value-added product plant. It manages its capital structure and adjusts based on economic conditions and risk characteristics of underlying assets.

The Company is not subject to externally imposed capital requirements. Changes in capital are described in the consolidated statements of changes in equity and notes 11 and 12.

The properties in which the Company currently has an interest are in the development stage; as such, the Company is dependent on external financing to fund its activities. To carry out the planned development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

24.FINANCIAL INSTRUMENTS AND RISK MANAGMENT

CLASSIFICATION AND CARRYING AMOUNT OF FINANCIAL INSTRUMENTS

The Company’s financial instruments as at December 31, 2021 and 2020 consist of the following:

		At fair value through	As at December 31, 2021
		profit or loss	Amortized cost	Total
		$	$	$
FINANCIAL ASSETS
Cash		—	62,355	62,355
Grants receivable and other current assets	10	—	3,096	3,096
Total financial assets		—	65,451	65,451

FINANCIAL LIABILITIES
Account payables and accrued liabilities	9	—	15,193	15,193
Borrowings	12	—	2,129	2,129
Total financial liabilities		—	17,322	17,322

		At fair value through	As at December 31, 2020
		profit or loss	Amortized cost	Total
		$	$	$
FINANCIAL ASSETS
Cash		—	4,520	4,520
Grants receivable and other current assets	10	—	829	829
Total financial assets		—	5,349	5,349

FINANCIAL LIABILITIES
Account payables and accrued liabilities	9	—	6,988	6,988
Borrowings	12	—	1,793	1,793
Convertible bond	13	—	14,505	14,505
Total financial liabilities		—	23,286	23,286

FAIR VALUE

Certain of the Company’s accounting policies and disclosures require the determination of fair value. Fair value represents the amount at which a financial instrument could be exchanged between willing parties, based on current markets for instruments with the same risk, principal and remaining maturity. Fair value estimates are based on quoted market values and other valuation methods. Fair values have been determined for measurement and/or disclosure purposes based on the fair value hierarchy contained in the Company’s financial instrument accounting policy. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

For all other financial assets and liabilities, their net carrying amount is a reasonable approximation of fair value given their relatively short maturities.

FINANCIAL RISKS

The Company is exposed to various financial risks resulting from its operations. The Company does not enter into derivative financial instruments for speculative purposes.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

The main financial risks to which the Company is exposed as well as its policies for managing such risk are detailed below:

Liquidity risk

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether because of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures over the next twelve months. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern and accordingly, the appropriateness of the use of IFRS applicable to a going concern (see note 1).

As at December 31, 2021, all of the Company’s short-term liabilities totalled $15,730 ($10,587 as at December 31, 2020), have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

	As at December 31, 2021
	Carrying	Contractual	0 to 12	12 to 24	more than
	amount	cash flow	months	months	24 months
Account payables and accrued liabilities	15,193	15,193	15,193	—	—
Lease liabilities	2,323	2,795	428	413	1,954
Borrowings	2,129	2,607	276	1,777	554

The Company has one variable lease agreement that is indexed to the consumer price index, on March 31 of each year.

Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company’s credit risk is primarily related to receivables and cash. The receivables consist mainly of the refund of the goods and services tax receivable from the governments of Canada and Quebec, as well as tax credits receivable from the Government of Quebec. The Company mitigates credit risk by maintaining cash with Canadian chartered banks.

Currency risk

Foreign currency risk is the risk that the Company’s financial performance could be affected by fluctuations in the exchange rates between currencies. Some of the Company’s expenditures are denominated in U.S dollars and since August 2021, the Company holds balances in cash denominated in U.S dollars. As such, the Company is exposed to gains or losses on foreign exchange.

Currently, the Company has no hedging contracts in place and therefore has exposure to the foreign exchange rate fluctuations. The strengthening of the U.S. dollar would positively impact the Company’s net income and cash flows while the strengthening of the Canadian dollar would reduce its net income and cash flows.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2021 and 2020, the balances in U.S. dollars held by the Company were as follows:

	As at December 31, 2021	As at December 31, 2020
	$	$
Cash in US dollar	11,435	—
Canadian dollar equivalents	14,497	—

Accounts payables in US dollar	1,044	—
Canadian dollar equivalents	1,322	—

Based on the balances as at December 31, 2021, a 5% fluctuation in the exchange rates on that date (with all other variables being constant) would have resulted in a variation of net loss of approximately $659 in 2021.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

The Company’s interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant.

Financial liabilities are not exposed to interest rate risk since they are non-interest-bearing liabilities or bear interest at a fixed rate.

25.ADDITIONAL SEGMENT INFORMATION

	Matawinie Mine	Battery Material		December 31, 2021
	Project	Plant project	Corporate	Total
Total property, plant and equipment	18,032	18,886	5,185	42,103
Total liabilities	7,570	6,320	6,764	20,654

	Matawinie Mine	Battery Material		December 31, 2020
	Project	Plant project	Corporate	Total
Total property, plant and equipment	—	1,206	3,001	4,207
Total liabilities	2,397	2,689	21,408	26,494

26.COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments. As at December 31, 2021, the Company had issued $3,024 of purchase orders for the acquisition of assets and $2,936 in relation to the operations.

Royalty

The Company issued a 3% net smelter royalty over the Matawinie graphite property to Pallinghurst for an aggregate purchase price of $4,306. For a period of three years following issuance thereof, the royalty is subject to a 1% buy back right in favour of the Company for a buy-back price of $1,306 plus an amount equal to interest accrual at a rate of 9% per annum from and after the closing of the royalty transaction up to the buyback date.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Matawinie Property

A large part of the property is subject to a 0.10% NSR, which can be purchased by the Company for $200.

Collaboration and sharing of benefits.

On January 23, 2020, the Company signed a benefit-sharing agreement with the municipality of Saint-Michel-des-Saints as part of the Matawinie mining project. Through this agreement and throughout the mine’s commercial operating life, the Company will contribute up to 2% of its net future positive cash flow after taxes to the municipality, subject to a minimum payment of $400, annually.

27.SUBSEQUENT EVENTS

On January 21, 2022 the Company filed a prospectus supplement establishing a new at-the-market equity offering ("ATM Offering"). The ATM Offering will allow the Company to offer for sale and issue up to US$75 million (or the equivalent in Canadian dollars) of common shares of the Company from time to time, at the Company’s discretion. The Common Shares will be distributed at the market prices prevailing at the time of the sale.

From January 1, 2022 to the issuance of the financial statement, the Company granted 225,000 options to officers, 40,000 to employees, and 175,000 to consultants.